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FORM C

COVER PAGE

Officer Certification

I, Christopher Conrad, certify that:

(1) the financial statements of Republic Boot Co Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Republic Boot Co Inc. reflects accurately the information reported on the tax return for Republic Boot Co Inc. filed for the fiscal year ended 2019.

DocuSigned by:

Christopher Conrad

C6B55FEF4AF4488...

Name: Christopher Conrad
Title: CEO & President